SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 ---------------


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                         (Amendment No. _____________)1



                        Puerto Rican Cement Company, Inc.
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $1.00 PER SHARE
                         (Title of Class of Securities)


                                   745075 10 1
                                 (CUSIP Number)



                                December 31, 1998
             (Date of Event Which Requires Filing of this Statement)





     Check the  following  box to  designate  the rule  pursuant  to which  this
Schedule is filed:

                  |_|      Rule 13d-1(b)
                  |X|      Rule 13d-1(c)
                  |_|      Rule 13d-1(d)


--------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 745075 10 1                 13G                      Page 2 of 6 Pages
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       1.  NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Herman Ferre, Jr.

       2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) |_|
                                                                         (b) |_|

       3.  SEC USE ONLY


       4.  CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

      NUMBER OF              5.  SOLE VOTING POWER                564,540 shares
        SHARES               6.  SHARED VOTING POWER              0
     BENEFICIALLY            7.  SOLE DISPOSITIVE POWER           564,540 shares
       OWNED BY              8.  SHARED DISPOSITIVE POWER         0
         EACH
      REPORTING
     PERSON WITH



       9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           564,540 shares.  See Item 4

      10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES
           CERTAIN SHARES*

      11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           10.5% See Item 4

      12.  TYPE OF REPORTING PERSON*

           IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).     Name of Issuer:

     The name of the Issuer is Puerto Rican Cement Company, Inc.

Item 1(b).     Address of Issuer's Principal Executive Offices:

     The principal executive offices of Puerto Rican Cement Company, Inc. are located at:

               P.O. Box 364487
               San Juan, Puerto Rico  00936-4487

Item 2(a).     Name of Person Filing:

     This Schedule 13G is being filed by Herman Ferre, Jr.

Item 2(b).     Address of Principal Business Office or, if None, Residence:

     The address of the principal business office of the person filing is:

               P.O. Box 190829
               San Juan, Puerto Rico  00919-0829

Item 2(c).     Citizenship:

     The person filing is a citizen of the United States of America.

Item 2(d).     Title of Class of Securities:

     This Schedule 13G statement relates to the Issuer's common stock, par value $1.00 per share.

Item 2(e).     CUSIP Number:
               745075 10 1

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

             (a)  |_|  Broker or dealer registered under Section 15 of the
                       Exchange Act.

             (b)  |_|  Bank as defined in Section 3(a)(6) of the Exchange Act.

             (c)  |_|  Insurance company as defined in Section 3(a)(19) of the
                       Exchange Act.

             (d)  |_|  Investment company registered under Section 8 of the
                       Investment Company Act.

             (e)  |_|  An investment advisor in accordance with Rule
                       13d-1(b)(1)(ii)(E);

             (f)  |_|  An employee benefit plan or endowment fund in accordance
                       with Rule 13d-1(b)(1)(ii)(F);

             (g)  |_|  A parent holding company or control person in accordance
                       with Rule 13d-1(b)(1)(ii)(G);

             (h)  |_|  A savings association as defined in Section 3(b) of the
                       Federal Deposit Insurance Act;

             (i)  |_|  A church plan that is excluded from the definition of an
                       investment company under Section 3(c)(14) of the Investment Company Act;



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




             (j)  |_|  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. |X|

Item 4.   Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)    Amount beneficially owned:

                         564,540 shares

          (b)    Percent of class:

                         10.5%

          (c)    Number of shares as to which such person has:

          (i)    Sole power to vote or to direct the vote    564,540 shares

          (ii)   Shared power to vote or to direct the vote     0 shares

          (iii) Sole power to dispose or to direct the disposition of 564,540 shares

          (iv) Shared power to dispose or to direct the disposition of 0 shares

                    Herman Ferre, Jr. directly owns 94,866 shares of the Issuer.
               In addition, Mr. Ferre has an indirect ownership interest, and sole voting and dispositive power over, 469,674 shares of the Issuer through Brim Incorporado, a Puerto Rico corporation.

Item 5.   Ownership of Five Percent or Less of a Class.

     Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

                  Not applicable.


Item 8.   Identification and Classification of Members of the Group.

                  Not applicable.



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





Item 9.   Notice of Dissolution of Group.

                  Not applicable.


Item 10.  Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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






                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                   February 17, 1999
                                                           (Date)

                                                   /s/ Herman Ferre, Jr.
                                                           (Signature)



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